SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

CERTIFICATE OF NOTIFICATION
under Rule 24 of the Public Utility Holding Company Act of 1935

APPLICATION/DECLARATION ON FORM U-1
OF XCEL ENERGY INC.
(File No. 70-10096)

     This Certificate of Notification is filed by Xcel Energy Inc. (“Xcel Energy”), a Minnesota Corporation, in connection with the transactions proposed in the Application-Declaration filed on Form U-1, as amended (the “Application”), in File No. 70-10096 and authorized by the order of the Securities and Exchange Commission issued on May 29, 2003 (Release No. 35-27681). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Application. Pursuant to Rule 24 of the Act, Xcel Energy hereby certifies that on June 11, 2003 the Board of Directors of Xcel Energy declared regular quarterly dividends on all series of outstanding preferred stock of Xcel Energy in the aggregate amount of $1,060,167. The dividends are payable on July 15, 2003 to shareholders of record on June 30, 2003. All or a portion of such dividends will be paid from capital and/or unearned surplus of Xcel Energy.

Exhibits

F-2	Past Tense Opinion of Counsel

SIGNATURE
EX-F-2 Past Tense Opinion of Counsel

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Xcel Energy Inc.

By:	/s/ Richard C. Kelly Richard C. Kelly Vice President and Chief Financial Officer

Dated: June 18, 2003